Nathan T. Hirschi
Senior Vice President - Chief Financial Officer

July 13, 2015

VIA EDGAR AND FACSIMILE

Jennifer Thompson
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    El Paso Electric Company
Letter Dated June 12, 2015
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 27, 2015
Form 10-Q for the Quarterly Period Ended March 31, 2015
Filed May 7, 2015
File No. 001-14206

Dear Ms. Thompson:
El Paso Electric Company (“we” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 12, 2015 with respect to the above referenced filings (the “Reports”).
In this letter, we have set forth the comments from the Staff in italicized, bold type and have followed each comment with the Company's response.
This letter has been read by our independent auditors, KPMG LLP, and our outside corporate counsel, Davis Polk & Wardwell LLP. Capitalized terms used in this response that are not otherwise defined shall have the respective meanings given them in the Reports.

Securities and Exchange Commission
July 13, 2015

Form 10-K for the Fiscal Year Ended December 31, 2014
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary of Critical Accounting Policies and Estimates, page 25

1.
In future filings, please provide a more robust discussion of your critical accounting policies and estimates to focus on the assumptions and uncertainties that underlie your critical accounting estimates. Please quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions are applied. For example, if reasonably likely changes in the discount rate or long-term rate of return used in accounting for your pension and other post-retirement benefit plans would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonable outcomes should be disclosed and quantified. Please refer to SEC Release No. 33-8350. In your response, please show us what your disclosure would have looked like if these changes were made in your most recently filed Form 10-K.

Response: In future filings, the Company will provide a more robust discussion of our critical accounting policies and estimates focusing on the assumptions and uncertainties that underlie our critical accounting estimates. Please see Appendix A for a marked revision indicating what our disclosure would have looked like if these changes were made to our 2014 Form 10-K.
Item 8. Financial Statements and Supplementary Data
Notes to Financial Statements
Note A. Summary of Significant Accounting Policies
Utility Plant, page 52
2. You disclose that when property subject to composite depreciation is retired or otherwise disposed of you charge the cost of removal to accumulated depreciation. Please tell us whether you collect the cost to remove utility plant as a component of the rates you charge customers for utility plant that does not have a related asset retirement obligation recorded in accordance with ASC 410-20. If so, please tell us in detail how you account for these non-legal removal costs for utility plant, including the timing of collection from ratepayers as compared to when the costs are ultimately incurred. Additionally, please tell us the amount of non-legal accrued removal costs included in your balance sheet as of December 31, 2014 and the financial statement line item they are recorded within.
Response: Yes, we have historically collected estimated interim removal costs as a component of our group depreciation rates. The estimated costs of removal we have been permitted to recover include amounts related to our steam generation, transmission and distribution assets.
These costs are part of our group depreciation rate for each related asset and have been collected from customers each year since 1996 when we emerged from bankruptcy. (Pursuant to fresh start accounting, plant values were restated to fair market values and accumulated depreciation was eliminated upon emergence from bankruptcy.) We have only been allowed to recover “interim costs” of removal that are incurred over the life of an asset group (i.e. replacement costs incurred over the service period of an asset). Such "interim costs" of removal are designed to provide for on-going, current period removal costs. These "interim costs"

Securities and Exchange Commission
July 13, 2015

of removal currently collected approximate $2.1 million annually. We have not collected for the estimated “final cost” of removal that may be incurred for those asset groups having a definitive service life such as generation plant. The final estimated costs of removal are significantly larger than interim estimated removal costs. Certain utilities have been allowed to collect both interim and final removal costs but not in our case. Additionally, the Company’s service area is located in a region where weather related events are infrequent and therefore the cost of removal activities are less than in other regions of the country. Because of these circumstances, the amounts historically collected have not been material and are significantly less than other utilities.
Since 1996, the amount of estimated interim removal costs we have collected from customers approximates $43 million through December 31, 2014. We have charged approximately $8 million as removal costs to our depreciation reserve over this same period. The net amount of approximately $35 million is included in our accumulated depreciation balance. The total accumulated depreciation balance we have recorded approximates $1.27 billion. Estimated service lives, retirement experience and related interim removal cost history have been considered by us in establishing our depreciation rates set over the period since we emerged from bankruptcy. Future revisions to this estimate will be made in subsequent depreciation rates developed and implemented over the future service lives of our assets subject to regulatory approval. We believe that the amounts collected from customers for our estimated removal costs are not material and have been, and continue to be, appropriate given our specific circumstances.
The Company’s regulators do not require the Company “to remain accountable for any amounts charged pursuant to such rates and not yet expended for the intended purpose” (ASC 980-450-25). The difference between "interim costs" of removal collected in rates and the costs incurred is not reported to our regulators or included in our rate request filings. We however, recognize that the amount of accumulated depreciation is factored into future depreciation rates we expect to be allowed to recover from our customers. This would be adjusted over the service lives of our assets and recorded as a change in estimate when conditions occur to support such revisions.  Accordingly, the Company does not believe that recording a regulatory liability is appropriate or needed, given our specific situation, and the immateriality of the amounts involved.
Asset Retirement Obligations, page 52
3. You disclose on page 25 that you historically have been permitted to collect in rates in Texas and New Mexico the costs of nuclear decommissioning. Please tell us whether you are permitted to collect removal costs in rates related to each of your categories of asset retirement obligations recorded in accordance with ASC 410-20. For each type of asset retirement obligation that you collect related removal costs through rates, please tell us in detail how these costs are recovered in rates, including the timing of collection as compared to the anticipated time frame you will expect to incur these costs. Additionally, please tell us whether any timing differences exist related to the recognition of period costs for financial reporting and rate-making purposes, and if so, whether you have recorded a regulatory asset or liability, and the related amounts. Refer to ASC 980-410-25.
Response: The only Asset Retirement Obligation ("ARO") recorded in accordance with ASC 410-20 that we are collecting in rates is related to our ownership interest in the Palo Verde Nuclear Generating Station ("Palo Verde"). Actual decommissioning costs related to Palo Verde are expected to be incurred commencing with the expiration of Unit 1’s NRC license in 2044, and continuing until the completion of the final decommissioning activities expected in 2057. Each month we collect the estimated costs needed to meet this obligation in the tariff rates authorized by our regulators. The amounts billed and collected are generally designed to meet the estimated decommissioning obligations at the end of the nuclear units’ license lives. We fund amounts collected from our customers to decommissioning trusts based in part by the requirements of the Nuclear Regulatory Commission and the terms of the ANPP Participation Agreement which are approved by the Company's regulators. The current and future amounts funded and related earnings from the funds on deposit in the trust are estimated to be sufficient to meet the decommissioning obligations.

Securities and Exchange Commission
July 13, 2015

As we disclose in Footnote E to the Financial Statements, we update our estimated decommissioning liability every three years, or sooner if appropriate, as technology changes and new information becomes available. It is also important to note that there is no specific regulatory mechanism to "true-up" and recover these amounts, and the amounts included in rates in the past have historically been based on overall settlements adopted in regulatory orders.
Our funding is determined based on comprehensive estimates of amounts needed to adequately fund the trust and, as discussed above, these estimates are updated as technology changes and new information becomes available. Accordingly, current funding requirements are expected to be adequate to meet future decommissioning obligations. These estimates include significant amounts of investment income being realized over the service life of the asset by the trust. Amounts collected are also impacted by differences incurred for items such as weather, actual versus long-term normal weather used to develop our rates charged to customers, as well as other factors. None of these variances are significant to the overall funding needs of the trust and are reconsidered as part of our on-going responsibility to ensure we continue to adequately fund the trust over its estimated remaining life of about 30 years. We have not recorded any regulatory asset or liability relative to this matter, and given our specific situation, we do not believe any such asset or liability is needed or required.
Historically, we have not collected ARO costs incurred for our ownership interest in Four Corners or for our other legal environmental obligations. The provisions of ASC 410-20 were adopted in 2003 with respect to the Four Corners facility, however, the Company has not contributed, nor is it required to contribute, any assets to a restricted trust fund to decommission the facility. Moreover, no amounts have been recovered in rates from customers to decommission the facility through December 31, 2014. Other AROs include the legal obligations to remediate specific plant components, such as asbestos, evaporative pond residue and fuel oil storage tanks. These amounts have historically not been recovered in rates either. Since the adoption of the provisions of ASC 410-20, the excess of expense over amounts recovered in rates related to Four Corners and our other legal environmental obligations is approximately $3.9 million through December 31, 2014.
Form 10-Q for the Quarterly Period Ended March 31, 2015
Part I. Financial Information
Item 1. Financial Statements
Notes to Financial Statements
Note C. Regulation
Federal Regulatory Matters, page 12
4. We note your disclosure on page 11 that you agreed to make a filing with the PUCT that in part will address issues related to post-participation events such as the asset retirement obligations of the Company related to your interest in the Four Corners Generating Station (Four Corners). You also disclose on page 4 of your Form 10-K for the fiscal year ended December 31, 2014 that the purchase price related to the sale of your interest in Four Corners will be adjusted downward to reflect APS’s assumption of your obligation to pay for future plant decommissioning. On April 17, 2015 the United States Environmental Protection Agency published a final rule in the Federal Registry to regulate the disposal of coal combustion residuals from electric utilities as solid waste. We have the following comments:

•	Please tell us in detail whether, and if so how, you expect this rule will impact your financial condition and results of operations;

Securities and Exchange Commission
July 13, 2015

Response: We currently do not expect the April 17, 2015 coal combustion residuals rule (the “CCR Rule”) to impact our financial condition or results of operations in any significant way. Units 4 and 5 of the Four Corners Generating Station (“Four Corners”) is the only coal-fired generating facility for which we have an ownership interest subject to the CCR Rule. As reported in our Form 10-K for the year-ended December 31, 2014, we entered into an agreement (the “Four Corners Purchase Agreement”) with APS in February 2015 to sell our entire ownership interest in the Four Corners plant. The CCR Rule essentially will require plant owners to treat coal combustion residuals as Subtitle D (as opposed to a more costly Subtitle C) waste. According to the operator of Four Corners, the plant has reviewed the requirements of the CCR Rule and expects to be in material compliance with the rule by the effective date, October 14, 2015. In general, we would only be liable for 7% of costs to comply with the CCR Rule (as we only own 7% of Units 4 and 5 of Four Corners). We believe under the terms of the Four Corners Purchase Agreement and as a former owner, that we would not be responsible for a significant portion of the costs under the CCR Rule, such as ongoing operational costs under the CCR Rule. In addition, as described in response to the third bullet point of this question 4 below and pursuant to the Four Corners Purchase Agreement discussed in our response to question 5, APS will calculate the estimated costs to decommission Four Corners, which costs include estimated costs to close ash disposal areas. Two independent studies were recently conducted (both dated December 2014) for the purpose of updating the estimated obligations for decommissioning the Four Corners plant and completing coal mine reclamation. As of December 31, 2014, such amounts were $7.0 million and $19.3 million, respectively. Such estimated costs are to be deducted from the price which APS will pay us to purchase the plant, and APS would then assume and indemnify us against the related liabilities (including corresponding coal ash disposal area decommissioning liabilities) going forward. The effect of the sale of the plant at closing on our financial condition is minimal, as we expect to receive a net amount of approximately $2.6 million in cash. In addition, because the selling price is equal to the book value of the assets sold, we expect to report no gain or loss upon closing. The CCR Rule may require the closure of certain ash disposal areas before the plant is decommissioned, 7% of such costs for which we could be liable. However, there is no certainty that we will have to incur any of these costs, and if we do, whether these costs would be significant enough to impact our financial condition or results of operations.

•	In your response, please provide us with your detailed analysis of whether you are required to record a related asset retirement obligations under ASC 410-20;
Response: Before the CCR Rule was finalized, we had recorded an asset retirement obligation under ASC 410-20 to decommission the Four Corners plant, including ash disposal areas, of $6.1 million at December 31, 2014. We have not changed the amount since the CCR Rule was finalized because the decommissioning study, and the resultant asset retirement obligation, assumed coal combustion residuals would be treated as Subtitle D waste, which in fact is the case under the CCR Rule.

•	Please tell us whether this rule will impact the proceeds you expect to receive in connection with the sale of your interest in Four Corners, and if so, your estimate of the amount.
Response: Under the terms of the Four Corners Purchase Agreement, APS is entitled to deduct the estimated costs to decommission the plant from the price it will pay to us to purchase our interests in the plant. These decommissioning costs, which will include costs to close the ash disposal areas at Four Corners, were calculated based on the assumption that coal ash is treated as Subtitle D waste, consistent with the CCR Rule. In exchange for the purchase price reduction, APS would be required to assume and indemnify us against any such corresponding decommissioning cost liability. Inasmuch as the requirements of the CCR Rule have been included in the decommissioning study and the obligation to be assumed by APS in the purchase agreement has been defined, it is not likely that proceeds we expect to receive will change due to the passage of the CCR Rule.

Securities and Exchange Commission
July 13, 2015

Note G. Commitments, Contingencies and Uncertainties
Other Laws and Regulations and Risks, page 16
5. We note your disclosure that you entered into an agreement to sell your interest in Four Corners. In your response, please provide us with your detailed accounting analysis regarding whether these assets meet held for sale accounting criteria in accordance with ASC 360-10-45-9 through -11. You disclose in the fifth paragraph under the Fossil-Fueled Plants header on page 4 of your Form 10-K for the fiscal year ended December 31, 2014 that the cash purchase price is equal to the net book value of your interest in Four Corners at the date of closing, and that the purchase price will be adjusted downward to reflect APS’s assumption of future plant decommissioning and mine reclamation expenses, and that you will be reimbursed for certain undepreciated capital expenditures. Please tell us the amounts included in your financial statements for each of these categories as of March 31, 2015.
Response: Please see Appendix B for our detailed accounting analysis regarding whether these assets meet held for sale accounting criteria in accordance with ASC 360-10-45-9 through -11.
In February 2015, we entered into an agreement to sell our interest in Four Corners. The sale agreement included a projected cash purchase price which will be equal to the net book value of our interest in Four Corners at the date of closing (July 2016), and the purchase price will be adjusted downward to reflect APS’s assumption of future plant decommissioning and mine reclamation expenses, and we will be reimbursed for certain undepreciated capital expenditures. The projected amounts included in the sale agreement and the amounts included in our financial statements as of March 31, 2015 for each of the referenced items which were disclosed in the fifth paragraph under the Fossil-Fueled Plants header on page 4 of our 2014 Form 10-K, are presented in the table below:

	Projected Amounts at July 2016 (In thousands)	Amounts as of March 31, 2015 (In thousands)
Purchase Price (book value) *	$19,723	$27,628
Capital Expenditure **	10,303	4,315
Coal Mine Reclamation ***	(19,294)	(19,294)
Plant Decommissioning ****	(6,993)	(6,247)
Other, net	(1,139)	(56)
Total Estimated Cash Proceeds	$2,600	$6,346

*Cash purchase price will be equal to the net book value of our interest in Four Corners at the date of closing.
** Capital Expenditures will be for capital expenditures classified as construction work in progress at the date of closing.
*** Coal Mine Reclamation obligation is based on a study conducted in December 2014.
**** Plant Decommissioning obligation is based on a study conducted in December 2014.

Securities and Exchange Commission
July 13, 2015

* * * * *
In connection with this response, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or concerns with respect to the foregoing, please contact any of Dan Kelly of Davis Polk & Wardwell LLP, the Company's outside corporate counsel, at (650) 752‑2001 or by facsimile at (650) 752‑3601; Nathan T. Hirschi at (915) 521‑4456; or John R. Boomer, Vice President, General Counsel, at (915) 543‑4347.

Sincerely,

/s/ NATHAN T. HIRSCHI
Nathan T. Hirschi
Senior Vice President - Chief Financial Officer

cc:	Thomas V. Shockley, III
Chief Executive Officer

Mary E. Kipp
President

John R Boomer
Vice President, General Counsel

Daniel G. Kelly, Jr.
Davis Polk & Wardwell LLP

El Paso Electric Company                                           Appendix A
July 13, 2015

Summary of Critical Accounting Policies and Estimates
Our financial statements have been prepared in conformity with Generally Accepted Accounting Principles ("GAAP"). Note A to the financial statements contains a summary of our significant accounting policies, many of which require the use of estimates and assumptions. We believe that of our significant accounting policies, the following are noteworthy because they are based on estimates and assumptions that require complex, subjective assumptions by management, which can materially impact reported results. Changes in these estimates or assumptions, or actual results that are different, could materially impact our financial condition and results of operation.
Regulatory Accounting
We apply accounting standards that recognize the economic effects of rate regulation in our Texas, New Mexico and FERC jurisdictions. As a result, we record certain costs or obligations as either assets or liabilities on our balance sheet and amortize them in subsequent periods as they are reflected in regulated rates. The deferral of costs as regulatory assets is appropriate only when the future recovery of such costs is probable. In assessing probability, we consider such factors as specific regulatory orders, regulatory precedent and the current regulatory environment. As of December 31, 2014, we had recorded regulatory assets currently subject to recovery in future rates of approximately $112.1 million and regulatory liabilities of approximately $26.1 million ~~as discussed in greater detail in Note D of the Notes to the Financial Statements~~. Included in regulatory assets are regulatory tax assets of approximately $66.1 million primarily related to the regulatory treatment of the equity portion of AFUDC and state deferred income taxes.
In the event we determine that we can no longer apply the FASB guidance for regulated operations to all or a portion of our operations or to the individual regulatory assets recorded, based on regulatory action, we could be required to record a charge against income in the amount of the ~~remaining~~ unamortized ~~net~~ balance of the related regulatory assets. Such an action could materially reduce our total assets, specifically our total deferred charges and other assets, and shareholders' equity.
Collection of Fuel Expense
In general, by law and regulation, our actual fuel and purchased power expenses are recovered from our customers. In times of rising fuel prices, we experience a lag in recovery of higher fuel costs. These costs are subject to reconciliation by the PUCT on a periodic basis not to exceed three years and ~~the~~ a minimum of one year. The NMPRC~~.~~, in its discretion, may order that a prudence review be conducted to assure that fuel and purchased power costs recovered from customers are prudently incurred. Prior to the completion of a reconciliation proceeding or audit, we record fuel transactions such that fuel revenues, including fuel costs recovered through base rates in New Mexico, equal fuel expense. In the event that a disallowance of fuel cost recovery occurs during a reconciliation proceeding or an audit, the amounts recorded for fuel and purchased power expenses could differ from the amounts we are allowed to collect from our customers, and we could incur a loss to the extent of the disallowance.
The Company’s Texas fuel and purchased power costs through March 31, 2013 were reconciled in PUCT Docket No. 41852. As of December 2014, Texas jurisdictional fuel and purchased power costs subject to a future Texas fuel reconciliation are approximately $285.0 million. The NMPRC approved the continuation of its use of the Fuel and Purchase Power Cost Adjustment Clause without modification and the Company’s application requesting reconciliation of fuel and purchased power costs through December 2012 in Case No. 13-00380-UT. New Mexico jurisdictional costs subject to prudence review are for costs from January 2013 through December 2014 and are approximately $137.6 million.
The Company recovers fuel and purchased power costs from the Rio Grande Electric Cooperative ("RGEC") pursuant to an ongoing contract with a two-year notice to terminate provision. The contract includes a fuel adjustment clause designed to recover all eligible fuel and purchased power costs allocable to the RGEC and is updated on an annual basis. This update is reviewed and approved by the RGEC annually in February following the prior calendar year. As of December 2014, the RGEC fuel costs subject to review are approximately $1.8 million.

El Paso Electric Company                                           Appendix A
July 13, 2015

Decommissioning Costs and Estimated Asset Retirement Obligation
Pursuant to the ANPP Participation Agreement, the rules and regulations of the Nuclear Regulatory Commission and federal law, we must fund our share of the estimated costs to decommission Palo Verde Units 1, 2, 3 and associated common areas. The determination of the estimated liability ~~requires the use of various~~ is based on site-specific estimates, which are updated every three years and involve numerous judgments and assumptions ~~pertaining to~~, including estimates of future decommissioning costs at current price levels, escalation rates, and discount rates. ~~We determine how we will fund~~ The Palo Verde Asset Retirement Obligation (“ARO”) is approximately $65.2 million and represents approximately 89% of our ~~share of those estimated~~ total ARO balance of $74.6 million at December 31, 2014. A 10% increase in the estimates of future Palo Verde decommissioning costs ~~by making~~ at current price levels would have increased the ARO liability by $5.9 million at December 31, 2014.
We are required to fund estimated nuclear decommissioning costs monthly over the life of the generating facilities through the use of external trust funds pursuant to rules of the Nuclear Regulatory Commission and Public Utility Commission of Texas and the ANPP Participation Agreement. Historically, we have been permitted to collect in rates in Texas and New Mexico the funding requirements for our nuclear decommissioning trusts, except for a portion of Palo Verde Unit 3, which is deregulated in the New Mexico jurisdiction.
The funding amounts are based on assumptions about future investment returns and future decommissioning cost escalations. ~~Decommissioning costs will be adjusted prospectively for future changes in estimated decommissioning costs and when actual costs are incurred to decommission the plant.~~ If the rates of return earned by the trusts fail to meet expectations or if estimated costs to decommission the nuclear plant increase, we could be required to increase our funding to the nuclear decommissioning ~~trust accounts. Historically, we have been permitted to collect in rates in Texas and New Mexico the costs of nuclear decommissioning.~~ trusts.
Our decommissioning trust funds consist of equity securities and fixed income instruments and are carried at fair value. We face interest rate risk on the fixed income instruments, which consist primarily of municipal, federal and corporate bonds and which were valued at $104.7 million and $85.3 million as of December 31, 2014 and 2013, respectively. A hypothetical 10% increase in interest rates would reduce the fair values of these funds by $1.2 million on their fair values at both December 31, 2014 and 2013. Our decommissioning trust funds also include marketable equity securities of approximately $123.4 million and $122.9 million at December 31, 2014 and 2013, respectively. A hypothetical 20% decrease in equity prices would reduce the fair values of these funds by $24.7 million and $24.6 million based on their fair values at December 31, 2014 and 2013, respectively. Declines in market prices could require that additional amounts be contributed to our nuclear decommissioning trusts to maintain minimum funding requirements.
We do not anticipate expending monies held in the nuclear decommissioning trusts before 2044 or a later period when we begin to decommission Palo Verde.
Future Pension and Other Post-retirement Obligations
~~Our obligations to retirees under various benefit plans are recorded as a liability on the balance sheets. Our liability is calculated on the basis of significant~~ We maintain a qualified noncontributory defined benefit pension plan, which covers substantially all employees, and two non-funded nonqualified supplement plans which provide benefits in excess of amounts permitted under the provisions of the tax law for certain participants in the qualified plan. We also sponsor a plan which provides other post-retirement benefits, such as health and life insurance benefits to retired employees. Our obligations under these various benefit plans at December 31, 2014 totaled $155.9 million and are recorded as liabilities on our balance sheet. The net periodic benefit costs for these plans totaled $8.6 million, $17.8 million, and $22.5 million for the twelve months ended December 31, 2014, 2013, and 2012.
Our pension and other post-retirement benefit liabilities and the related net periodic benefit costs are calculated on the basis of a number of actuarial assumptions regarding discount rates, expected return on plan assets, rate of compensation increase, life expectancy of retirees and health care cost inflation. ~~Changes in these assumptions could have a material impact on both net income and on the amount of liabilities reflected on the balance sheets.~~ The discount rates used to measure our liabilities are based on a spot rate yield curve that matches projected future payments with

El Paso Electric Company                                           Appendix A
July 13, 2015

the appropriate interest rate applicable to the timing of the projected future benefit payments. Accordingly, the discount rates range from 3.4% to 4.1% depending upon the benefit plan.
Our overall expected long-term rate of return on assets for the pension trust fund is 7.5% effective January 1, 2014, which is both a pre-tax and after-tax rate as pension funds are generally not subject to income tax. Our overall expected long-term rate of return on assets for the other post-retirement benefits trust, on an after-tax basis, is 5.2% effective January 1, 2014. Both expected long-term rates of return are based on the after-tax weighted average of the expected returns on investments. The expected returns on investments in the pension trust and the other post-retirement benefits trust are based upon the target asset allocations for the two trusts.
Our accrued post-retirement benefit liability and the service and interest components of the related net periodic benefit costs are calculated using an actuarial assumption regarding health care cost inflation. For measurement purposes, a 7.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2014. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan.
The estimated rate of compensation increase used in our Retirement Plans is 4.5% and is based on recent trends for all non-union employees and the amounts we are contractually obligated for union employees.
The following table reflects the sensitivities that a change in certain actuarial assumptions would have had on the December 31, 2014 reported pension liabilities and our 2014 reported pension expense (in thousands):

	Increase (Decrease)
Actuarial Assumption	Impact on Pension Liability	Impact on Pension Expense
Discount rate:
Increase 1%	$(43,407)	$(3,563)
Decrease 1%	53,825	4,304
Expected long-term rate of return on plan assets:
Increase 1%	N/A	(2,458)
Decrease 1%	N/A	2,458
Compensation rate:
Increase 1%	7,428	1,475
Decrease 1%	(6,641)	(1,319)

El Paso Electric Company                                           Appendix A
July 13, 2015

The following chart reflects the sensitivities that a change in certain actuarial assumptions would have had on the December 31, 2014 other postretirement benefit obligations and our 2014 reported other postretirement benefit expense (in thousands):

	Increase (Decrease)
Actuarial Assumption	Impact on Other Postretirement Benefit Obligation	Impact on Other Postretirement Benefit Expense
Discount rate:
Increase 1%	$(13,622)	$(1,547)
Decrease 1%	17,282	1,917
Healthcare cost trend rate:
Increase 1%	16,129	2,705
Decrease 1%	(12,940)	(2,165)
Expected long-term rate of return on plan assets-post-tax:
Increase 1%	N/A	(407)
Decrease 1%	N/A	407
Compensation rate:
Increase 1%	N/A	N/A
Decrease 1%	N/A	N/A
Tax Accruals
We use the asset and liability method of accounting for income taxes. Under this method, we recognize deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The application of income tax law and regulations is complex and we must make judgments regarding income tax exposures. Changes in these judgments, due to changes in law, regulation, interpretation, or audit adjustments can materially affect amounts we recognize in our financial statements.
When appropriate, we record a valuation allowance against deferred tax assets to reflect that these tax assets may not be realized. In assessing the likelihood of the realization of deferred tax assets, management considers the estimated amount and character of future taxable income. Significant changes in these judgments and estimates could have a material impact on the results of operations and financial position of the Company. There were no valuation allowances for deferred tax assets at December 31, 2014.
We recognize tax benefits that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon settlement. The unrecognized tax benefits that do not meet the recognition and measurement standards are $5.2 million at December 31, 2014.

El Paso Electric Company                                           Appendix B
July 13, 2015

Four Corners
Accounting Analysis Regarding “Held for Sale” Classification in Accordance with ASC 360-10-45-9 through -11, Long-Lived Assets Classified as Held for Sale, Initial Criteria for Classification as Held for Sale
Background
The Company owns a 7% interest in Units 4 and 5 at Four Corners. The Company shares power entitlements and certain allocated costs of the two units with APS (the Four Corners operating agent) and the other Four Corners participants. The Company notified the other participants in 2013 that it would not continue in Four Corners after the termination of the 50-year contractual term of the participation agreement but that it would offer to sell its interest to them in order to facilitate their decision to extend the life of the plant. On February 17, 2015, the Company and APS entered into an asset purchase agreement, providing for the purchase by APS of the Company’s interest in Four Corners. The cash purchase price is equal to the net book value of the Company’s interest in Four Corners at the date of closing, which is expected to occur not later than July 2016, subject to regulatory approvals.
Analysis of ASC 360-10-45-9
45-9 A long-lived asset (disposal group) to be sold shall be classified as held for sale in the period in which all of the following criteria are met:

a.	Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group).
Response: Yes, on February 17, 2015, Management, with the Board of Directors’ approval, entered into the sale agreement with APS.

b.
The asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups). (See Examples 5 through 7 [paragraphs 360-10-55-37 through 55-41], which illustrates when that criterion would be met.)

Response: No. This condition is not met. We use generating capacity from our interest in Four Corners to serve our native load under service conditions approved by our regulators. We will continue to use the generating facilities at Four Corners to meet our capacity requirements through June 30, 2016. New generating facilities currently under construction and scheduled to be completed and placed in service by the summer peak of 2016 will allow us to dispose of our interest in Four Corners and maintain the capacity needed to ensure our capacity margin requirements are met. We are not in a position today to immediately sell our interest in this generating facility until the new generating capacity is placed in service.
In addition, the 50-year contractual term of the Four Corners Participation Agreement does not end until July 2016 and the Company does not intend to transfer its interest in Four Corners to APS until it completes its contractual obligation to participate in all operations at Four Corners through July 2016, the termination of the 50-year contractual term. The Company will continue to include the capacity at Four Corners in its day to day operations, load and resource studies, and reliability analysis, until the end of the 50-year contractual term of the participation agreement.
Finally, the terms of the asset purchase agreement are “subject to the receipt of regulatory approvals.” Such government agencies include the Federal Energy Regulatory Commission and New Mexico Public Regulation Commission. Requests have been filed with both commissions and are pending hearings. The Company has also filed a request with the Public Utility Commission of Texas asking that it make certain rate- and accounting-related findings. The filings will undergo discovery with the various commissions and interveners to determine if the proposed sale is unlawful or inconsistent with the public interest. Specific areas to be examined are: (1) the Company’s ability to continue serving its customers without the Four Corners capacity; (2) environmental regulations; and, (3) decommissioning costs and coal mine reclamation obligations. Federal Energy Regulatory Commission approval is required by APS before close of the transaction can be completed.

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El Paso Electric Company                                           Appendix B
July 13, 2015

(APS submitted their application June 26, 2015.) The Company must have approval from the New Mexico Public Regulation Commission before such sale can be completed. It is expected final rulings will be issued in the first half of 2016.
For the reasons stated above the delay in the timing of the transfer of Four Corners required by the Company (seller) demonstrates that the facility is not available for immediate sale.

c.	An active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated.
Response: Yes, the Company and APS entered into an asset purchase agreement on February 17, 2015.

d.
The sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 360-10-45-11.

Response: Yes. While the asset purchase agreement is subject to regulatory approval, we believe it is probable that the sale of Four Corners will occur in one form or another. Furthermore, the one year requirement is waived because we meet the condition stated in ASC 360-10-45-11(a) for an exception to the requirement. The receipt of regulatory approval may extend the period required to complete the sale of Four Corners beyond one year. See also Example 9 “Regulatory Approval of Sale Required” at ASC 360-10-55-44 and 45.

e.
The asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value. The price at which a long-lived asset (disposal group) is being marketed is indicative of whether the entity currently has the intent and ability to sell the asset (disposal group). A market price that is reasonable in relation to fair value indicates that the asset (disposal group) is available for immediate sale, whereas a market price in excess of fair value indicates that the asset (disposal group) is not available for immediate sale.

Response: Yes, the price is reasonable in relation to its current fair value in the context of this item “e” because the Company and APS entered into an asset purchase agreement on February 17, 2015.

f.	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.
Response: No. As disclosed in Note E in the Notes to the Financial Statements of the Company’s 2014 Form 10-K and as discussed in subsections “b” and “d” above, the Four Corners transaction is “subject to the receipt of regulatory approvals.” This is a substantive condition to consummating the transaction. Actions of the regulators could require a change in terms or could even pose conditions that might not be acceptable to both parties. Significant uncertainties including environmental regulations, decommissioning and coal mine reclamation applicable to coal fired facilities increase the risk of closing the sale of Four Corners or on the same terms and conditions as provided in the asset purchase agreement. At such time that the views of the regulators become known (for example, through their respective final orders), only then can a determination be made that the terms of the plan are unlikely to change or that the plan will not be withdrawn.
Conclusion
The Company’s interest in Four Corners does not meet the six criteria provided for in ASC 360-10-45-9 and therefore should not be classified as an asset held for sale in the Company’s financial reports.

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